UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 291st MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 13, 2016

1. DATE, TIME AND PLACE: On April 13, 2016, at 02:00 p.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the participation of Messrs. Décio Bottechia Junior and Albrecht Curt Reuter Domenech, by conference call, as provided for in paragraph 7 of article 17 of the Company's Bylaws.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: Resolve on the succession of the Company’s Chief Executive Officer.

6. RESOLUTIONS TAKEN: It was resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters by unanimous vote:

(i)           Received the Letter of Intention of Resignation of the Chief Executive Officer, Mr. Wilson P. Ferreira Jr., Brazilian, divorced, engineer, identification document (RG) no. 10.500.091, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 012.217.298-10, to take effect only as from July 1st, 2016;

(ii)          Resolved to elect André Dorf, Brazilian, married, administrator, identification document (RG) no. 14.379.624-0, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 170.751.778-93, to hold the position of Chief Executive Officer of the Company as from July 1st, 2016, the date on which his election take effect;

(iii)         Resolved that, from that date until July 1st, 2016, the Chief Executive Officer and the new Chief Executive Officer should interact, without prejudice to his current responsibilities, to ensure that the transition in office is done without interruption of any kind; and

(iv)         Recorded its acknowledgment to Mr. Wilson P. Ferreira Jr., either on his continued and decisive dedication and contribution to the Company during the period of eighteen (18) years he performed his duties with extraordinary skill, care and dedication, either by his commitment to participate in the transition program with the new Chief Executive Officer.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli Soares Pereira, Francisco Caprino Neto, Licio da Costa Raimundo and Gisélia Silva.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 6, on pages 193 and 194.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.